SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._____)

JPAK GROUP, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

(CUSIP Number)

Xuebin Zhang
Lee Wah Investments Limited
Unit 1801-02, 18/F, Jubilee Centre
46 Clluocester Road
Wanchai, Hong Kong

Telephone: (852) 2804-2981 Fax: (852) 8147-9985
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

CUSIP Number __________

(1)	Name of Reporting Persons: Lee Wah Investments Limited
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  Hong Kong

Number of Shares	(7) Sole Voting Power: 11.55%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 11.55%

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  4,200,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).  X

(13) Percent of Class Represented by Amount in Row (11): 11.55%

(14) Type of Reporting Person (See Instructions): CO

(1)	Name of Reporting Persons: Xuebin Zhang
S.S. or I.R.S. Identification Nos. of above persons: [  ]

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(6)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization: The United States of America

Number of Shares	(7) Sole Voting Power: 11.55%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 11.55%

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by
       Each Reporting Person:  4,200,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
        Instructions).       X

(13) Percent of Class Represented by Amount in Row (11): 11.55%

(14) Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Jpak Group, Inc., a Nevada corporation (the “Company”).

The Company's principal offices are located at business at 15 Xinghua Road, Qingdao, Shandong Province, Postal Code 266401, People’s Republic of China.

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by (i) Lee Wah Investments Limited., a Hong Kong company ("Lee Wah”) and (ii) Xuebin Zhang, the sole shareholder and director of Lee Wah (“Mr. Zhang,” together with Lee Wah the “Filers”).  Lee Wah directly owns all of the shares reported in this Statement; Mr. Zhang however, has sole voting and dispositive power with respect to such shares.

(b)
Lee Wah’s principal office is located at Unit 1801-02, 18/F, Jubilee Centre, 46 Clluocester Road, Wanchai, Hong Kong.  Mr. Zhang’s business address is Unit 1801-02, 18/F, Jubilee Centre, 46 Clluocester Road, Wanchai, Hong Kong .

(c)
Lee Wah’s principal business is Investment Holdings .  Mr. Zhang ’s principal occupation is as an investment consultant, which he conducts at the following companies: Lee Wah Investments Limited and Jiangyin Teruida Packing & Technology Co., Limited.

(d)	During the past five years, neither Filer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, neither Filer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Mr. Zhang is a citizen of Hong Kong, China.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a Securities Purchase Agreement, on November 4, 2009, the Reporting Person purchased 12,000,000 units of the Issuer’s securities at a price of $0.50 per unit (the “Offering”). Each unit consists of (i) one (1) share of the Issuer’s Series C Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), convertible into one share of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), and (ii) a one-half Series E Warrant (the “Series E Warrant”) and one-half Series F Warrant (the “Series F Warrant”, collectively the “Warrants,” and together with the Preferred Shares, the “Securities”).  Each whole Series E Warrant may be exercised to purchase one share of Common Stock at an exercise price of $0.60 per share and each whole Series F Warrant may be exercised to purchase one share of Common Stock at an exercise price of $0.70 per share.  The Warrants are exercisable for a period of five years from the date of issuance.  Pursuant to the terms of the Series C Preferred Stock and the Warrants, the holders thereof may not convert or exercise such securities if on any date, such holder would be deemed the beneficial owner of more than 9.99% of the then outstanding shares of our common stock; accordingly, although the Reporting Person received securities to purchase up to an aggregate of 24,000,000 shares of common stock, he only beneficially owned 2,497,999 shares of common stock.  The Reporting Person received the Securities for a total consideration of US$6,000,000.

On December 10, 2009, the Reporting Person entered into an Exchange Agreement with the Issuer pursuant to which the Reporting Person exchanged all of his Warrants for 4,200,000 shares of our common stock.  As a result of the Exchange Agreement, the Reporting Person owns an aggregate of 16,200,000 shares of the Issuer’s common stock, including 12,000,000 shares of convertible preferred stock, but due to the ownership cap described above, only beneficially owns 4,200,000, which represents 11.55% of the Issuer’s current shares of common stock issued and outstanding after the warrant exchange transaction.

The securities disclosed herein were acquired through a private offering conducted by the Issuer pursuant to Section 4(2) of the Securities Act, Rule 506 of Regulation D and/or Regulation S as promulgated by the SEC (the “Financing”).

Item 4. Purpose of Transaction

Lee Wah obtained the Securities as an investment in the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)	The Filers beneficially own 4,200,000 (11.55%) (the “Shares”) shares of the Issuer’s Common Stock, based on 36,368,333 shares of the Issuer’s common stock currently issued and outstanding.

Additionally, the Filers own 12,000,000 shares of convertible preferred stock, which is convertible into 12,000,000 shares of the Issuer’s common stock at $0.50 per share; however, as explained above in response to Item 3, the Filers cannot convert such securities at this time since they currently own shares in excess of their ownership cap.

(b)	Mr. Zhang has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.
(c)	No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).
(d)	No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

(1)
Form of Securities Purchase Agreement (incorporated by reference to the Securities Purchase Agreement filed with the Issuer’s Current Report on Form 8-K, as Exhibit 10.1, that it filed with the Securities and Exchange Commission on November 5, 2009.)

(2)
Form of Series C Certificate of Designations dated as of November 3, 2009 (incorporated by reference to the Certificate of Designation filed with the Issuer’s Current Report on Form 8-K, as Exhibit 10.2,  that it filed with the Securities and Exchange Commission on November 5, 2009.)

(3)
Form of Series E Common Stock Purchase Agreement (incorporated by reference to the Series E Warrant filed with the Issuer’s Current Report on Form 8-K, as Exhibit 10.3,  that it filed with the Securities and Exchange Commission on November 5, 2009.)

(4)
Form of Series F Common Stock Purchase Agreement (incorporated by reference to the Series F Warrant filed with the Issuer’s Current Report on Form 8-K, as Exhibit 10.4,  that it filed with the Securities and Exchange Commission on November 5, 2009.)

(5)
Form of Exchange Agreement (incorporated by reference to the Exchange Agreement filed with the Issuer’s Current Report on Form 8-K, as Exhibit 10.1,  that it filed with the Securities and Exchange Commission on December 16, 2009.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 21, 2009

Signature:  /s/  Xuebin Zhang

Name/Title: Xuebin Zhang/The Sole Shareholder and Director